UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on March 7, 2025, titled “Rail Vision Receives Nasdaq Notification Regarding Minimum Bid Requirements.”

The first four paragraphs in the press release attached as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-276869, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968 and 333-281329), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on March 7, 2025, titled “Rail Vision Receives Nasdaq Notification Regarding Minimum Bid Requirements”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: March 7, 2025	By:	/s/ Ofer Naveh
	Name:	Ofer Naveh
	Title:	Chief Financial Officer